As filed with the Securities and Exchange Commission on November 3, 2000

                                        File No . 70-9743

                     UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                 WASHINGTON, D.C. 20549
      --------------------------------------------
                    AMENDMENT NO. 2
                           TO
          FORM U-1 APPLICATION OR DECLARATION
                         UNDER
     THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
      --------------------------------------------


                  Entergy Corporation
                   639 Loyola Avenue
              New Orleans, Louisiana 70013

   (Name of company or companies filing this statement
       and address of principal executive offices)
      --------------------------------------------

               Michael G. Thompson, Esq.
       Senior Vice President and General Counsel
                  Entergy Corporation
                   639 Loyola Avenue
              New Orleans, Louisiana 70013
                     (504) 576-4000

       (Name and addresses of agents for service)
      --------------------------------------------
The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:


Denise C. Redmann, Esq.           William S. Scherman, Esq.
Senior Counsel, Corporate &       Paul Silverman, Esq.
 Securities                       William C. Weeden
Entergy Corporation               Skadden, Arps, Slate,
639 Loyola Avenue                  Meagher & Flom LLP
New Orleans, Louisiana 70013      1440 New York Avenue, NW
                                  Washington, DC 20005

          Entergy Corporation hereby amends and restates its declaration as follows:

          Entergy Corporation ("Entergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended
("Act"), files this Form U-1 Declaration ("Declaration") for the purpose of obtaining approval from the Securities and Exchange Commission ("Commission") to solicit the proxies of the holders of Entergy common stock in connection with its proposed merger with FPL Group, Inc.
("FPL Group").

Item 1.  Description of Proposed Transaction.

          Entergy has entered into an agreement and plan of merger dated as of July 30, 2000 ("Merger Agreement") among Entergy, FPL Group, WCB Holding Corp. ("WCB
Holding"), Ranger Acquisition Corp. ("Ranger"), and Ring
Acquisition Corp. ("Ring").  A copy of the Merger
Agreement is included in the proxy materials attached to this Declaration as Exhibit 1. On July 31, 2000, Entergy and FPL Group issued a joint press release announcing the proposed merger and providing related information. A copy of this press release was attached as Exhibit 99.1 to the Form 8-K filed by Entergy with the Commission on July 31, 2000, and its contents are hereby incorporated by reference.

          Under the Merger Agreement, Ranger, a Florida corporation and wholly-owned subsidiary of WCB Holding, will merge into FPL Group, a public utility holding company exempt from registration under Section 3(a)(1) of the Act pursuant to Rule 2 under the Act, with FPL Group being the surviving corporation. Ring, a Delaware corporation and wholly-owned subsidiary of WCB Holding, will merge into Entergy, with Entergy being the surviving corporation. WCB Holding is a Delaware Corporation, 50 percent of whose outstanding capital stock is owned by FPL Group and 50 percent of whose outstanding capital stock is owned by Entergy. The holders of Entergy and FPL Group common stock will exchange their shares for shares of WCB Holding common stock on terms and conditions, and in accordance with procedures, set forth in the Merger Agreement, and following those exchanges they will own all of the outstanding shares of WCB
Holding common stock. WCB Holding will own all of the outstanding shares of FPL Group and Entergy (these transactions are referred to collectively as the "Merger"). Upon completion of the Merger, WCB Holding will change its name to a name that FPL Group and Entergy will agree upon prior to closing the Merger. Following this closing, WCB Holding, under its new name, will register with the Commission under Section 5 of the Act.

          The Merger Agreement makes the approval of that agreement by Entergy's shareholders (as well as approval by FPL Group's shareholders) one of the conditions precedent to completing the Merger. To obtain this approval, Entergy must convene a shareholders meeting at which the necessary vote would be held. Specifically, the Merger Agreement requires Entergy's directors to seek, and at the meeting they will seek, approval and adoption of the Merger Agreement by an affirmative vote of the holders of at least a majority of the Entergy shares outstanding and entitled to vote at a special meeting of shareholders as of the applicable record date, either in person or by proxy, voting as a single class.

          On November 2, 2000, Amendment No. 2 to the joint proxy statement/prospectus was filed with the Commission along with a Request for Acceleration to be declared effective November 7, 2000. A copy of the definitive proxy materials to be sent to Entergy share holders (as well as to FPL Group shareholders), including a solicitation letter to Entergy's shareholders, the joint proxy statement/prospectus, and the Merger
Agreement, are included as Exhibit 1 and incorporated in this Declaration by reference. The Commission's Division of Corporation Finance has reviewed the definitive proxy materials.

          Entergy currently intends to mail definitive proxy materials to its shareholders at least 10 days prior to the shareholders meeting at which the vote to approve and adopt the Merger Agreement will be held.
Entergy anticipates that this meeting will be held on December 15, 2000. Section 12(e) of the Act and Rule 62 under the Act prohibit Entergy from mailing these materials to its shareholders unless the Commission first rules this Declaration to be effective. Accordingly, Entergy respectfully requests the Commission to grant it authority to provide its shareholders with these proxy materials ("Solicitation"). Entergy and FPL Group will at a later date file an application/declaration on Form
U-1 requesting authority to complete the Merger and related transactions.

Item 2.  Fees, Commissions and Expenses.

          The estimate of the approximate amount of fees and expenses payable by Entergy in connection with the proposed Solicitation is as follows:

          Counsel fees                    $  15,000.00
          Proxy solicitation firm         $  45,000.00
          Printing expenses               $ 400,000.00
          Miscellaneous and
           incidental expenses            $  10,000.00
           (including expenses of
           Entergy Services, Inc.)
                                          ------------
               TOTAL                      $ 470,000.00
                                          ============
Item 3.  Applicable Statutory Provisions.

          Section 6(a) of the Acts prohibits a registered holding company from altering the priorities, preferences, voting power, or other rights of holders of its securities except in accordance with a declaration effective under Section 7 and the order permitting that declaration to become effective. Section 12(e) of the Act provides that any solicitation of any proxy regarding any security of a registered holding company shall be unlawful if made in contravention of Commission rules.
Rule 62 under the Act prohibits solicitations of this type unless done pursuant to a declaration that the Commission has permitted to become effective. Entergy is filing this Declaration with respect to the proposed
Solicitation in accordance with Rule 62.

          To the extent that the Commission considers the proposed Solicitation to require authorization, exemption, or approval under any section of the Act or any Rules and regulations other than those set forth above, Entergy hereby requests that authorization, exemption, or approval.

Rule 54 Analysis.

          The transactions proposed in this Declaration are also subject to Section 32(h)(4) of the Act and Rule
54 under the Act. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary that is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

          Rule 53(a)(1) limits a registered holding company's financing of investments in EWGs if that holding company's "aggregate investment" in EWGs and FUCOs exceeds 50% of its "consolidated retained earnings." Entergy states that for purposes of Rule
53(a)(1) its "aggregate investment" in EWGs and FUCOs was approximately $1,047,322,020, representing approximately
36.63% of Entergy's consolidated retained earnings, as of June 30, 2000. Furthermore, Entergy has complied with and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. In addition, as required by Rule 53(a)(3), no more than 2% of the employees of the Entergy's domestic public utility subsidiary companies would render services to affiliated EWG's and FUCO's. Finally, none of the conditions set forth in Rule 53(b), under which the provisions of Rule 53 would not be available, have been met.

Item 4.  Regulatory Approval.

          No state regulatory authority and no federal regulatory authority, other than the Commission, has jurisdiction over the proposed Solicitation.

Item 5.  Procedure.

          Entergy requests the Commission to issue and publish a notice of the filing of this Declaration on the date that Entergy files the definitive proxy materials as
Exhibit 1 to this Declaration and, concurrently with the issuance and publication of the notice, enter an appropriate order granting and permitting this Declaration to become effective.

          Entergy hereby (i) waives a recommended
decision by a hearing officer, (ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waives a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits

     B-1  Definitive Proxy Materials with Merger
          Agreement attached (Form S-4 Registration
          Statement; File No. 333-44522)*

     B-2 Joint Press Release incorporated by reference to Exhibit 99.1 to Entergy's Report on Form 8-K dated July 31, 2000, File No. 1-11299

     F    Opinion of Counsel**

     H    Proposed Form of Notice**

*To be filed by amendment.

**Previously Filed

Item 7.  Environmental Effects.

          The proposed Solicitation does not involve a major Federal action having a significant effect on the human environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed Solicitation.

                        SIGNATURE

          Pursuant to the requirements of the Public
Utility Holding Company Act of 1935, the undersigned
Applicant has duly caused this Declaration on Form U-1 to be signed on its behalf by the undersigned thereunto duly authorized.


ENTERGY CORPORATION:


By:     /s/ Michael G. Thompson           Date: November 3, 2000
Name: Michael G.Thompson
Title:Senior Vice President, General Counsel and
      Secretary